Consolidated Edison, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2006	For the Twelve Months Ended December 31, 2005	For the Six Months Ended June 30, 2005
Earnings
Net Income from Continuing Operations	$306	$732	$300
Preferred Stock Dividend	6	11	6
(Income) or Loss from Equity Investees	—	1	2
Income Tax	171	341	143
Pre-Tax Income from Continuing Operations	$483	$1,085	$451
Add: Fixed Charges*	278	506	249
Subtract: Pre-Tax Preferred Stock Dividend Requirement	10	18	9
Earnings	$751	$1,573	$691
* Fixed Charges
Interest on Long-term Debt	$224	$428	$211
Amortization of Debt Discount, Premium and Expense	8	16	8
Other Interest	25	27	10
Interest Component of Rentals	11	17	11

Pre-Tax Preferred Stock Dividend Requirement	10	18	9
Fixed Charges	$278	$506	$249
Ratio of Earnings to Fixed Charges	2.7	3.1	2.8